SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 24th of November, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date  November 24, 2003

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

PRESS RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

Twin Mining reports Third Quarter Results

Twin Mining Discovers New Diamondiferous Kimberlites And Starts New Abitibi Gold Program

Toronto, Ontario,   (November 24, 2003) Twin  Mining  Corporation (“Twin Mining”) TWG : TSX reports that its 2003 exploration efforts on the Jackson Inlet diamond project were rewarded with exciting new discoveries. Kimberlite fragments on the NE-SW corridor connecting Freightrain with Cargo1 yielded 13 diamonds from samples collected over 1.7km and indicate kimberlite bodies beneath. Microprobed diamond indicator minerals revealed very favorable chemistry. A high sensitivity ground magnetic (gradiometer) survey in the Cargo2 target area revealed eight anomalies of which the short diameter of the largest is approximately 250 meters. The anomaly profiles are indicative of shallow kimberlite intrusives penetrating a thick sequence of flat lying limestone.

Based on the exploration results, Twin Mining staked another 2,283 sq.km (564,234 acres) east and south of its Jackson Inlet claims. This latest staking brings the 100% owned land position to 537 claims covering 5,107 sq.km (1,262,079 acres).

Results from last year’s till sampling served as a compelling justification for the collection of 426 till and stream sediment samples over all of the area staked this year.

The Atlanta Gold Project (“Atlanta”) passed a significant milestone with the selection of the Environmental Impact Statement (“EIS”) contractor by the USDA Forest Service (“USFS”), the lead agency in the Atlanta EIS process.

During the quarter, the metallurgical test program, which was performed on two crushed ore sizes ½ inch (12.7 mm) and 3/8 inch (9.5 mm) in 14 test columns, was completed. Behre Dolbear & Company Inc. is carrying out the full feasibility study and anticipates that the total gold recovery of 65%, established for the base case will be increased in the feasibility study to potentially more than 70%.

During the quarter, Twin Mining optioned six gold properties on the Abitibi gold belt which are located along a 65km stretch of the gold belt and include multimillion ounce producing gold mines, such as Doyon (Cambior) and LaRonde (Agnico Eagle). It is planned to complete more than 6,000 meters of diamond core drilling by year-end to establish the resource potential of three gold deposits as well as to determine the significance of several favorable untested structures delineated by geochemistry and geophysics.

Twin Mining is going into the fourth quarter with a $1 million cash position, no debt and an exploration and development program for increasing shareholder value.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:

                                 Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

                                                                                  Fax: (416) 777-0014

Chairman, President & CEO

                            E-mail: info@twinmining

Please contact the Company to receive detailed quarterly financial statements if desired (Tel.: (416) 777-0013) or visit our web-site: www.twinmining.com for updates.

PRESS RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

Twin Mining reports Third Quarter Results

Twin Mining Discovers New Diamondiferous Kimberlites And Starts New Abitibi Gold Program

Toronto, Ontario,   (November 24, 2003) Twin  Mining  Corporation (“Twin Mining”) TWG : TSX reports that its 2003 exploration efforts on the Jackson Inlet diamond project were rewarded with exciting new discoveries. Kimberlite fragments on the NE-SW corridor connecting Freightrain with Cargo1 yielded 13 diamonds from samples collected over 1.7km and indicate kimberlite bodies beneath. Microprobed diamond indicator minerals revealed very favorable chemistry. A high sensitivity ground magnetic (gradiometer) survey in the Cargo2 target area revealed eight anomalies of which the short diameter of the largest is approximately 250 meters. The anomaly profiles are indicative of shallow kimberlite intrusives penetrating a thick sequence of flat lying limestone.

Based on the exploration results, Twin Mining staked another 2,283 sq.km (564,234 acres) east and south of its Jackson Inlet claims. This latest staking brings the 100% owned land position to 537 claims covering 5,107 sq.km (1,262,079 acres).

Results from last year’s till sampling served as a compelling justification for the collection of 426 till and stream sediment samples over all of the area staked this year.

The Atlanta Gold Project (“Atlanta”) passed a significant milestone with the selection of the Environmental Impact Statement (“EIS”) contractor by the USDA Forest Service (“USFS”), the lead agency in the Atlanta EIS process.

During the quarter, the metallurgical test program, which was performed on two crushed ore sizes ½ inch (12.7 mm) and 3/8 inch (9.5 mm) in 14 test columns, was completed. Behre Dolbear & Company Inc. is carrying out the full feasibility study and anticipates that the total gold recovery of 65%, established for the base case will be increased in the feasibility study to potentially more than 70%.

During the quarter, Twin Mining optioned six gold properties on the Abitibi gold belt which are located along a 65km stretch of the gold belt and include multimillion ounce producing gold mines, such as Doyon (Cambior) and LaRonde (Agnico Eagle). It is planned to complete more than 6,000 meters of diamond core drilling by year-end to establish the resource potential of three gold deposits as well as to determine the significance of several favorable untested structures delineated by geochemistry and geophysics.

Twin Mining is going into the fourth quarter with a $1 million cash position, no debt and an exploration and development program for increasing shareholder value.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:

                                 Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

                                                                                  Fax: (416) 777-0014

Chairman, President & CEO

                            E-mail: info@twinmining

Please contact the Company to receive detailed quarterly financial statements if desired (Tel.: (416) 777-0013) or visit our web-site: www.twinmining.com for updates.

Third QUARTER REPORT For the three months ended September 30, 2003

Interim Report to Shareholders

Highlights

Twin Mining’s 2003 exploration efforts on the Jackson Inlet diamond project were rewarded with exciting new discoveries. Kimberlite fragments on the NE-SW corridor connecting Freightrain with Cargo1 yielded 13 diamonds from samples collected over 1.7km and indicate kimberlite bodies beneath. Microprobed diamond indicator minerals revealed very favorable chemistry. A high sensitivity ground magnetic (gradiometer) survey in the Cargo2 target area revealed eight anomalies of which the short diameter of the largest is approximately 250 meters. The anomaly profiles are indicative of shallow kimberlite intrusives penetrating a thick sequence of flat lying limestone.

Based on the exploration results, Twin Mining staked another 2,283 sq.km (564,234 acres) east and south of its Jackson Inlet claims. This latest staking brings the 100% owned land position to 537 claims covering 5,107 sq.km (1,262,079 acres).

Results from last year’s till sampling served as a compelling justification for the collection of 426 till and stream sediment samples over all of the area staked this year.

The Atlanta Gold Project (“Atlanta”) passed a significant milestone with the selection of the Environmental Impact Statement (“EIS”) contractor by the USDA Forest Service (“USFS”), the lead agency in the Atlanta EIS process.

During the quarter, the metallurgical test program on Atlanta, which was performed on two crushed ore sizes ½ inch (12.7 mm) and 3/8 inch (9.5 mm) in 14 test columns, was completed. Behre Dolbear & Company Inc. (“Behre Dolbear”) is carrying out the full feasibility study and anticipates that the total gold recovery of 65%, established for the base case will be increased in the feasibility study to potentially more than 70%.

During the quarter, Twin Mining optioned six gold properties on the Abitibi gold belt which are located along a 65km stretch of the gold belt and include multimillion ounce producing gold mines, such as Doyon (Cambior) and LaRonde (Agnico Eagle). It is planned to complete more than 6,000 meters of diamond core drilling by year-end to establish the resource potential of three gold deposits as well as to determine the significance of several favorable untested structures delineated by geochemistry and geophysics.

Twin Mining is going into the fourth quarter with a $1 million cash position, no debt and an exploration and development program for increasing shareholder value.

Jackson Inlet/Baffin Island – Diamond Exploration

Prospecting along a NE-SW corridor connecting Freightrain with Cargo1 resulted in the discovery of kimberlite fragments. The fragments, which are interpreted to originate from kimberlite bodies beneath, are brought to surface by frost boil action. They are distributed across, up to 50 meters width, within this corridor and were surveyed and sampled over a distance of 1.7 km.

There were three samples taken totalling 50.5 kg. The SGS Lakefield analysis of these samples recovered 13 diamonds and diamond indicator minerals with favourable diamond indicator mineral chemistry. Pressures and temperatures calculated using single clinopyroxene geothermometry for Cr-diopside grains, reveals a relatively cool 35 to 40 mW/m² conductive geotherm similar to that of geothermal arrays for kimberlites from the slave craton in Canada.

The new discovery confirms the validity of Twin Mining’s structural model for locating additional kimberlite pipes, the southeast – northwest trending Precambrian diabase dyke crossed by a southwest – northeast trending fault zone.

A high sensitivity ground magnetic (gradiometer) survey performed by JVX Ltd. during the quarter in the Cargo2 target area, revealed eight anomalies of which the short diameter of the largest is approximately 250 meters. The anomaly profiles are characteristic of shallow kimberlite intrusives penetrating a thick sequence of flat lying limestone and provide further confirmation of the geological controls to the intrusion of kimberlites.

Following confirmation of the geological controls of kimberlite emplacement, Twin Mining staked 2,283 sq.km (564,234 acres) east and south of its Jackson Inlet claims (see web-site www.twinmining.com). This latest staking brings the 100% owned land position to 537 claims covering 5,107 sq.km (1,262,079 acres). Twin Mining now holds the key corridors, favorable for kimberlite intrusives south of the Cargo2 airborne magnetic anomaly adjacent to which a diamond was discovered in basal till.

Last year's till samples (see press release of August 20, 2003) contained diamond indicator minerals. This, together with the strong correlation between the presence of diamond inclusion indicators in tills and the presence of gem quality diamonds at Freightrain, Cargo1 and Cargo2, served as compelling justification for the collection of 426 till and stream sediment samples over all of the 3,428 sq. km (847,283 acres) staked this year.

TORNGAT/Ungava Québec – Diamond Exploration

Twin Mining’s focus is on its Jackson Inlet diamond project and discussions with potential joint venture partners for TORNGAT are ongoing. It is noteworthy that interest and activity in the area remains high, with Diamond Discoveries International Corp. reporting a 2003 exploration program consisting of geophysical surveys, mapping and prospecting, mini-bulk sampling and drilling on its property located near Twin Mining’s 37km TORNGAT dyke system.

Atlanta/Idaho U.S.A. – Gold Development

Atlanta received the green light from the USDA Forest Service (“USFS”) to start with the preparation of the Environmental Impact Statement (“EIS”), early in the Quarter. A Memorandum of Understanding (“MOU”) between the USFS Boise National Forest and Atlanta Gold Corporation of America Inc. (“AGC”), a wholly owned subsidiary of Twin Mining, was executed on July 10, 2003. The MOU outlines procedures and responsibilities of the USFS and AGC for the preparation of the EIS. This event is a significant milestone in the advance of the Atlanta Gold Project towards the development of a potentially low cost gold operation. The 1998 scoping study, completed by Behre Dolbear outlined a measured mineral resource of 18,042,000 tonnes grading 1.9 grams of gold per tonne (1,083,000 ounces gold) within the Monarch and Idaho depositis.

The measured mineral resource is based on 325 reverse circulation drill holes and 22 core holes. Preparation of a bankable feasibility study, supervised by Behre Dolbear, is underway. Twin Mining is pleased with this progress towards a production decision at Atlanta, expected in early 2004. This project offers the potential for significant cash flow for the Company based on the recent economic evaluation by Behre Dolbear at a gold price of U.S.$325/oz.

During the quarter, the metallurgical test program, which was performed on two crushed ore sizes ½ inch (12.7mm) and 3/8 inch (9.5mm) in 14 test columns, was completed. Gold extraction was carried out over 121 days resulting in extraction rates of more than 70%. This compares well with the recovery rates obtained from similar gold projects in North and South America.

Atlanta Project – Final Column Leach Results

Sample	Crush Size	Calculated Head Grade-Gold	Gold Extraction
Monarch Pit High Extraction*	0.5 inch (12.7 mm)	0.089 oz/ton (3.04 g/tonne)	77%
Monarch Pit High Extraction	0.375 inch (9.5 mm)	0.076 oz/ton (2.60 g/tonne)	75%
Monarch Pit Moderate Extraction	0.5 inch (12.7 mm)	0.102 oz/ton (3.49 g/tonne)	70%
Monarch Pit Moderate Extraction	0.375 inch (9.5 mm)	0.110 oz/ton (3.76 g/tonne)	72%

*High extraction means a high recovery of gold when cyanide is applied to the heap.

Behre Dolbear is carrying out the full feasibility study and anticipates that the total gold recovery of 65% established for the base case (see press release March 20, 2003) will be increased in the feasibility study to potentially more than 70%. The new gold recovery rates have the potential to further improve the economic attractiveness of the Atlanta Gold Project.

Abitibi Gold Belt / Québec – Gold Exploration

During the quarter, Twin Mining optioned six gold properties on the Abitibi gold belt in line with its overall business strategy to acquire gold properties with a high potential for near and medium term gold production during forthcoming periods of high gold prices. The six properties are located along a 65 km stretch of the Abitibi gold belt in Quebec, which also includes multimillion ounce producing gold mines such as Doyon (Cambior), La Ronde (Agnico-Eagle), Bousquet #1 and Bousquet #2 (Barrick).

Breakwater Resources Ltd. has granted Twin Mining an option to acquire up to an 80% interest in the 6 properties, totaling 2,721 hectares, known as Normar, Malartic "H", Malartic "H" Annex, Mouskor, Joannes North and Joannes West. Under the terms of the option agreement, Twin Mining is required to spend $150,000 by September 1, 2004 and to make a payment of $25,000 to Breakwater on that date to renew the option for an additional year. Annual payments of $25,000 and expenditures of increasing amounts will be required if Twin Mining elects to maintain the option until September, 2008. Upon Twin Mining having made total expenditures of $3.5 million and total payments of $125,000, Twin Mining will have earned an initial 60% interest in the properties, at which time a joint venture with Breakwater will be formed. For 6 months thereafter, Twin Mining will have the right to acquire a further 10% interest for $100,000 and, following completion of a feasibility study on the properties, the right to acquire a further 10% for $500,000. If Breakwater decides not to participate in the development of the properties such that its interest is reduced to 10%, Breakwater’s interest will be converted to a 1.5% net smelter return royalty, which may be bought out by Twin Mining for $1,500,000.

It is planned to complete more than 6,000 meters of diamond core drilling by year-end to establish the resource potential of three gold deposits as well as to determine the significance of several favorable untested structures delineated by geochemistry and geophysics. The first two Twin Mining holes at the Paquin deposit will undercut by 100 m previous intersections of 11.97 and 10.23 g/t over 1.5m where four mineralized zones have a cumulative width of approximately 50 meters.

South East Asia – Gold Exploration

The Layuh gold property in Indonesia, due to political and economic uncertainty, remained on care and maintenance during the quarter. Discussions are being held with major mining companies, presently operating in Indonesia, to form a joint venture to explore and develop the Company’s Indonesian gold property.

Outlook

Diamonds & gold and silver

World diamond markets are steady with expectations for a solid holiday season. The market is experiencing a tightening of the diamond supply of roughs. Further price increases are expected to carry into the year 2004.

The average gold price for the third quarter at U.S.$362.60 was well above the comparable price for 2002 and reflects the weakness of the U.S. dollar and the global economic uncertainty. It is management’s belief that gold is on a long-term up trend. With Atlanta’s gold production plan startup, in late 2005 or early 2006, shareholders of Twin Mining have an excellent exposure to this buoyant gold market. This gold exposure is now enhanced by Twin Mining’s acquisition of options on six gold properties on the prolific Abitibi gold belt in Québec.

The average silver price at U.S.$4.98 for the third quarter of the year has reached now a level where it is expected to make a progressively more significant contribution to Twin Mining’s bottom line. The measured mineral resources of 3.2 million ounces of silver at Atlanta will make it a significant silver producer.

The acquisition of six gold properties on the Abitibi gold belt near current producers and a recent discovery of more than 1 million ounces of inferred gold resources provide significant blue sky upside potential and value for our shareholders.

We continue to pursue potential alliances with senior companies in our field whenever this is in the interest of our shareholders and adds value to our company.

Management Discussion and Analysis

The following interim management discussion and analysis should be read in conjunction with the interim consolidated financial statements and the corresponding notes.

Financial Summary

During the third quarter of 2003, cash decreased by $512,972 (compared to an increase of $1,135,047 during the same period in 2002), primarily as follows: a) invested $1,237,859 in mineral properties and capital assets, including $1,012,640 at the Jackson Inlet Diamond Property at Baffin Island (“Jackson Inlet”) (compared to $1,362,245, including $1,259,673 at Jackson Inlet, for the same period in 2002) (see “Capital Expenditures” below); and b) received proceeds from a flow-through share offering totaling $497,500, net of share issue costs of $2,500 (compared to $1,947,789, net of share issue costs of $202,211 during the same period in 2002).

In October 2003, the Company completed a private placement financing by issuing 762,500 common shares for gross proceeds of US$200,000. Share issue cost for this financing was $4,728. In November 2003, the Company completed another private placement by issuing 3,000,000 common share units at $0.33 per unit. Each unit consisted of one common share plus one half of one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to acquire one common share at a price of $0.50 per share for a period not extending beyond 18 months. The share issue costs of this private placement are about $14,000.

During the first nine months of 2003, cash decreased by $661,000 (compared to a decrease of $472,000 during the same period in 2002). Mineral property and capital asset expenditures were $1,917,000 (compared to $2,033,000 for the same period in 2002). Exploration expenditures at Jackson Inlet declined compared to the same period in 2002 primarily reflecting the higher cost of the core sampling program conducted in 2002. In 2003, a soil sampling program, ground geophysical surveys, and 426 additional claims covering over 4,100 sq. km (1,017,593 acres) were staked. To date, the Company has a 100% interest in 537 contiguous mining claims at Jackson Inlet covering 5,105 sq. km (1,261,356 acres). The decline in expenditures at Jackson Inlet was somewhat offset by increased expenditures on the Atlanta Gold Property in Idaho, USA (“Atlanta”) compared to the same period in 2002. Specifically, assaying, processing, and environmental analysis continued at Atlanta with the objective of attaining a bankable feasibility study in late 2004. This process was reactivated in November 2002.

Cash from operations during the first nine months of 2003 decreased by $345,914 (similar to a decrease of $387,174 for the same period in 2002). The increase in head office expenses reflects the Company’s additional staff and the Part XII.6 taxes incurred in 2003 compared to the same period in 2002. This increase is offset by an increase in non-cash capital arising from increased accruals of payables which, in turn, is caused from increased gold mining activity in the third quarter of 2003 on Atlanta and the Abitibi Gold Property, located near Val d’Or, Quebec (“Abitibi”). The gold mining activity on both properties will continue in earnest in the fourth quarter of 2003.

Capital Expenditures

During the third quarter of 2003, the Company’s total expenditures on its mineral properties declined slightly compared to the same quarter in 2002, with 2003 expenditures related to ground geophysical surveys, soil sample extraction and analysis and claim staking at Jackson Inlet. Of the $1,012,640 in mineral property expenditures incurred at Jackson Inlet during the third quarter of 2003 (compared to $1,259,673 incurred during the same period in 2002), $560,032 was incurred on helicopter and fixed-wing transport and fuel costs used for soil sampling, $196,117 related to claim staking and recording fees, and $153,492 was incurred for ground geophysical survey fees (compared to $853,487, nil, and $182,946, respectively, incurred during the third quarter of 2002).

Third quarter expenditures incurred on Atlanta totaled $180,386 (compared to $51,367 for the same period in 2002). The higher costs relate primarily to preparation of an environmental impact statement required for a bankable feasibility study, with the latter study scheduled to be completed by the end of fiscal 2004.

Expenditures on TORNGAT during the third quarter of 2003 arose primarily from mine permit renewal fees totaling $15,855 (compared to $15,100 spent during the third quarter in 2002).

Of the $1,916,888 in mineral properties and capital assets expenditures incurred in the first nine months of 2003 (compared to $2,032,627 for the same period in 2002), $1,299,145 related to Jackson Inlet (compared to $1,832,221 for the same period in 2002), including $640,043 for all transport and fuel costs (compared to $948,720 incurred for the same period in 2002), $270,128 for claim staking (compared to $134,904 incurred in 2002), $260,485 for consulting fees (compared to $293,809 incurred in 2002), and $66,222 for sample processing and analysis (compared to $323,007 incurred in 2002).

The Company’s gold property in Kalimantan, Indonesia remains on care and maintenance, awaiting a sustained improvement of the economic and political climate in that region.

Results of Operations

During the third quarter of 2003, general and administrative expenses were $207,955 (compared to $187,290 during the same period in 2002) with the higher 2003 amounts primarily arising from staffing changes and Part XII.6 tax owing to the Canada Customs & Revenue Agency (“CCRA”).

During the first nine months of 2003, general and administrative expenses were higher than those expenses incurred during the first nine months of 2002 for the same reason as noted above. However, investor relations costs in 2003 were $127,059, which was a significant reduction from the $191,203 incurred during the nine months ending in 2002. This reflects management’s efforts to secure financing on a non-brokered basis. There was no Part XII.6 tax incurred in 2002.

Interest income of $8,136 was earned in the third quarter of 2003 (compared to $3,692 earned during the same quarter in 2002), due to higher cash on hand during the first nine months of 2003.

Outlook and Uncertainties

Financial results continue to be closely tied to the external economic and industry factors as outlined in the annual MD&A included in the 2002 Annual Report.

Hermann Derbuch

Chairman, President & CEO

Toronto, November 20, 2003

TWIN MINING CORPORATION

Consolidated balance sheets
(Canadian dollars)		(unaudited)	(audited)
		September 30	December 31
		2003	2002
Assets		$	$
	Current Assets
	Cash	990,042	1,650,789
	Receivables	86,130	31,770
	Prepaid expenses and deposits	134,789	83,089
	Supply inventory	192,585	111,972
		1,403,546	1,877,620
	Mineral Properties
	Jackson Inlet Diamond Property	8,001,924	6,702,778
	Torngat Diamond Property	3,324,618	3,303,216
	Abitibi Gold Property	28,978	-
	Atlanta Gold Property, Idaho, USA	14,804,993	14,237,752
	Indonesia properties	1,444,738	1,444,738

	Fixed Assets	37,047	42,562

	Total assets	29,045,844	27,608,666

Liabilities
	Current liabilities
	Accounts payable and accrued liabilities	1,413,695	769,063

Shareholders' equity
	Authorized - Unlimited common shares (note 2)
	Outstanding - 80,079,344 shares (2002 - 73,404,344), beginning of year	47,931,153	44,964,961
	Issued - 5,973,810 shares (2002 - 4,300,000 shares) during the period,
	net of share issue costs of $82,945 (2002 - $202,211)	1,602,055	2,966,192
		49,533,208	47,931,153
	Accumulated deficit	(21,901,059)	(21,091,550)
		27,632,149	26,839,603

	Total liabilities and shareholders' equity	29,045,844	27,608,666

Consolidated statements of loss and deficit
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
	$	$	$	$

Interest income	8,136	3,692	18,191	14,649

General and administrative expenses :
Salaries and benefits	115,616	95,856	422,666	300,381
Professional fees	18,500	15,799	77,323	68,829
Investor relations	17,749	21,110	127,059	191,203
Administrative and office	53,815	40,435	193,129	84,033
Travel	2,545	13,806	15,210	33,819
Depreciation	1,825	89	5,636	12,746
	210,050	187,095	841,023	691,011
Loss from foreign exchange translation	(2,095)	95	(13,323)	1,318
	207,955	187,190	827,700	692,329

Loss for the period	199,819	183,498	809,509	677,680

Accumulated deficit, beginning of period	21,701,240	20,730,074	21,091,550	20,235,892

Accumulated deficit, end of period	21,901,059	20,913,572	21,901,059	20,913,572

Weighted average number of shares outstanding :	83,094,622	74,479,344	83,094,622	74,479,344

Loss per share	0.002	0.002	0.010	0.009

These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2002 Annual Report.

Consolidated statements of cash flow
(Canadian dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three months ended September 30	Nine months ended September 30
2003	2002	2003	2002
$	$	$	$
CASH FLOW FROM (USED FOR):
Operating activities
Loss for the period	(199,819)	(183,498)	(809,509)	(677,680)
Add (deduct) items not involving cash:
Depreciation & amortization	1,825	89	5,636	12,746
Decrease in non-cash working capital	425,381	732,912	457,959	277,760
227,387	549,503	(345,914)	(387,174)
Financing activities
Proceeds from share subscription	500,000	2,150,000	1,685,000	2,150,000
Less:	Share issue costs	(2,500)	(202,211)	(82,945)	(202,211)
497,500	1,947,789	1,602,055	1,947,789
Investing activities
Capital asset additions	-	(13,200)	(121)	(13,613)
Mineral property expenditures
Jackson Inlet Diamond Property	(1,012,640)	(1,259,673)	(1,299,145)	(1,832,221)
Torngat Diamond Property	(15,855)	(38,005)	(21,403)	6,142
Abitibi Gold Property	(28,978)	-	(28,978)	-
Atlanta Gold Property, Idaho, USA	(180,386)	(51,367)	(567,241)	(187,237)
Indonesia Gold properties	-	-	-	(5,698)
(1,237,859)	(1,362,245)	(1,916,888)	(2,032,627)

Increase (decrease) in cash	(512,972)	1,135,047	(660,747)	(472,012)

Cash,	beginning of period	1,503,014	939,532	1,650,789	2,546,591

Cash,	end of period	990,042	2,074,579	990,042	2,074,579

These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2002 Annual Report.

Notes to interim consolidated financial statements

1.	UNAUDITED INTERIM FINANCIAL INFORMATION
These interim consolidated financial statements of Twin Mining Corporation (formerly Twin Gold Corporation) (the "Company") have been prepared by the Company without audit and in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consoli-
dated financial statements. Operating results for the quarter ended June 30, 2003 are not necessarily an indication of the results that may be expected for the full year ended
December 31, 2003. These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

2.	CAPITAL STOCK
As at November 20, 2003, after accounting for the private placements described in note 4. below, there are 89,815,654 common shares outstanding, stock options to purchase
4,650,000 additional common shares and share purchase warrants to acquire a further 5,957,667 common shares of the Company.

3.	STOCK OPTIONS & WARRANTS
The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company. Commencing in 2002, the Company has adopted new recommendations for accounting for stock options, whereby disclosure of the pro forma effect of any options granted in the current year is made using the fair value method of accounting. During the year, the Company granted options to acquire 500,000 common shares of the Company. Had the compensation expense been recorded using the fair value of the option granted during the period, the results would have been as follows:

			Three months ended September 30		Nine months ended September 30
		Loss for the period	Loss per share	Loss for the year	Loss per share
	As reported	$ 199,819	$ 0.002	$ 809,509	$ 0.010
	Pro forma	$ 245,316	$ 0.003	$ 891,179	$ 0.011

The weighted average estimated fair value at the date of grant for stock options granted during the year was $0.334 per share. The fair value options granted is estimated using the Black Scholes option-pricing model with the following assumptions at the measurement date: a) risk free interest rate is 4.5%; b) expected remaining life is 4.6 years;
c) dividend yield is nil; and d) estimated volatility in the market price of the common shares is 58.2%. The fair value of warrants issued in the first nine months of 2003 is $14,092.

4.	SUBSEQUENT EVENT
In October 2003, the Company completed a private placement by issuing 762,500 common shares for gross proceeds of $200,000US. Share issue costs incurred in the third quarter regarding this private placement was estimated to be $2,500. In November 2003, the Company completed a private placement by issuing 3,000,000 common share units at a price of $0.33 per unit. Each unit consists of one common share plus half of one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to acquire one common share at a price of $0.50 per share for a period not to extend beyond 18 months. Share issue costs regarding this private placement will be $14,000 approx.

5.	COMPARATIVE FIGURES
Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.

November 24, 2003

British Columbia Securities Commission

Attention: Director of Corporate Finance

1100 – 865 Hornby Street

Vancouver, B.C.

V6Z  2H4

Dear Sir:

Re.: Confirmation of mailing on November 24, 2003

        Interim Quarterly Report for the period ended September 30, 2003

We confirm that on November 24, 2003 we forwarded the above noted material by regular mail to all Policy 41 requests.

Yours sincerely,

s. Hermann Derbuch, P.Eng.

Chairman, President & CEO

Cc:

Ontario Securities Commission

The Toronto Stock Exchange

Securities Commission of Alberta

           Securities Commission of Quebec